EXHIBIT 99.4

[PricewaterhouseCoopers LLP LOGO]	[Deloitte & Touche LLP LOGO]

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the registration statements Nos. 333-8434, 333-12036, 333-12050, 333-13050, 333-13052, 333-13112, 333-13176 and 333-14144 on Form S-8 in this report on Form 6-K dated December 4, 2003 of our reports dated November 19, 2002 on the consolidated balance sheet of Royal Bank of Canada as at October 31, 2002 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2002.

/s/ Deloitte & Touche LLP	/s/ PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants
Toronto, Ontario	Toronto, Ontario
December 4, 2003	December 4, 2003